FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC.
COMMISSION FILE NO. 0-20199

FINAL TRANSCRIPT

Conference Call Transcript

ESRX - Express Scripts Inc and Medco Health Solutions, Inc. Joint Conference Call to Discuss Definitive Merger Agreement

Event Date/Time: Jul 21, 2011 / 12:30PM GMT

CORPORATE PARTICIPANTS

David Myers
Express Scripts Inc — VP of IR
George Paz
Express Scripts Inc — Chairman, President and CEO
Dave Snow
Medco Health Solutions, Inc. — Chairman, CEO
Jeff Hall
Express Scripts Inc — CFO, EVP
CONFERENCE CALL PARTICIPANTS
Robert Willoughby
BofA Merrill Lynch — Analyst
Larry Marsh
Barclays Capital — Analyst
Lisa Gill
JPMorgan Chase & Co. — Analyst
Ross Muken
Deutsche Bank — Analyst
Steven Valiquette
UBS — Analyst
John Kreger
William Blair & Company — Analyst
Ricky Goldwasser
Morgan Stanley — Analyst
Kemp Dolliver
Avondale Partners — Analyst
Tom Gallucci
Lazard Capital Markets — Analyst
PRESENTATION

Operator
Welcome to Express Scripts and Medco Health Solutions’ definitive merger agreement conference call and webcast. Today’s call is being recorded and will be available for replay beginning at 11.30 AM Eastern time. The conference call replay can be accessed be calling 855-859-2056 or 404-537-3406, and entering access code 84888352. At this time, all participants have been placed in a listen-only mode. The floor will be open for your questions following the presentation. (Operator Instructions). It is now my pleasure to turn the floor over to Mr. David Myers, Express Scripts’ Vice President of Investor Relations, for opening remarks. Sir, you may begin.

David Myers - Express Scripts Inc — VP of IR
Thank you, and welcome, everyone, to our conference call to discuss this morning’s announcement of the proposed merger of Express Scripts and Medco. With me today are George Paz, Chairman and CEO, and Jeff Hall, CFO from Express Scripts. Joining us is Dave Snow, Chairman and CEO of Medco. Before we begin, I need to read the following Safe Harbor statement. Slide statements or comments made on this conference call may be forward-looking statements and may include, but are not necessarily limited to, financial projections or other statements of the Company’s plans, objectives, expectations or intentions. These matters involve certain risks and uncertainties.

The Company’s actual results may differ significantly from those projected or suggested in any forward-looking statement, due to a variety of factors which are discussed in detail in the Company’s filings with the Securities and Exchange Commission. In addition, you should refer to the various informational legends included at the end of this presentation for additional information regarding the matters discussed. Now I am going to turn the call over to George who will discuss this morning’s announcement.

George Paz - Express Scripts Inc — Chairman, President and CEO
Thank you, David. Before I get started, let me take a minute to welcome Dave Snow to St. Louis. I have a lot of respect for what David and his team have accomplished over the years. They have strong fundamentals, and proven people with strengths that are complimentary to ours. We look forward to this combination, which will accelerate our efforts to lower healthcare costs, while improving health outcomes.

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Thanks, George. We are also excited because our 2 organizations, in their own ways, represent 2 great success stories in American business. We have each been successful in creating shareholder value because we are both passionate about driving value to our customers through service, innovation and a focus on cost and quality. Our organizations have a shared desire to improve the way healthcare is delivered in this country and, I believe, this creates a strong foundation for a successful future.

George Paz - Express Scripts Inc — Chairman, President and CEO
Thank you, Dave. Since our inception 25 years ago, we’ve had an unwavering focus on making the use of prescription drugs safer and more affordable. Over the years, we identified and tackled inefficiencies in healthcare, and succeeded through innovation, execution and a commitment to our business model of alignment. This unique foundation of alignment has enabled us to grow, become stronger, and enhance our ability to provide dynamic services designed to drive out waste and improve health outcomes.
We have never been better positioned to take advantage of the long-term growth opportunities inherent in the PBM marketplace. Our behavior-centric approach continues to gain traction in the marketplace, and we lead our sector in earnings growth and return on invested capital. We are complimented our strong organic growth over the years through successful strategic mergers and acquisitions, which created opportunities to enter new business segments, offer new services and increase the scope of our business. We have always been opportunistic in looking for ways to enhance value, and today’s announcement of our combination with Medco is a perfect example.
This is a transaction the nation needs now. Massive changes are on the horizon for our industry, including healthcare reform and the upcoming wave of brand-name drugs losing patent protection. Meanwhile, health care costs continue to rise. In this environment we have to be nimble, and we have to be smart enough to influence events and forward-thinking enough to interpret events before they occur. Combined, we can build on our legacy of advancing healthcare through innovation and an unwavering commitment to our clients.
Both Express Scripts and Medco have different strengths in clinical, specialty pharmacy services, research, the behavioral sciences, pharmacy technology, and overall patient care. The combination of these complimentary strengths will accelerate our clinical offerings, which will reduce costs and improve health outcomes. Our breadth of services across traditional PBM management, specialty management, and Medicare Part D will be unparalleled in history. The combined Company will also be well positioned to help clients and members navigate the landscape in the wake of healthcare reform. At this point, I will invite Dave to talk about the transaction from Medco’s perspective.

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Thanks, George. Since we took Medco public in 2003, we doubled the size of our business and delivered average annual earnings per share growth of 22%. We’ve done that by driving clinical innovation focused on addressing the 50% of patients with chronic and complex disease, who account for 96% of all drug spending and more than 75% of healthcare costs. We launched therapeutic resource centers, built a world-class Accredo specialty pharmacy business, generated breakthrough science and research in the area of personalized medicine, and created a Medicare business that received CMS’s first and only national 5-star rating.
We are a trailblazer in pharmacogenomics and have expanded our footprint internationally. Clinical excellence and service innovations were the catalyst for our growth, and over the last 8 years, we have quintupled our market cap. With that history, why this combination? Over the past year, we at Medco have been very focused on the changing healthcare environment in this country, which is demanding better, faster and less expensive capabilities for all who participate in the healthcare system. This strategic combination delivers on these important value propositions to the benefit of our clients, patients and shareholders. We look forward to working with you, George, and the Express Scripts to team in completing this merger.

George Paz - Express Scripts Inc — Chairman, President and CEO
Thank you, Dave. Our successful track record of strategic combinations is based on a philosophy of taking the best-in-class of both organizations and combining them for the benefit of our clients, patients and stockholders. We will unite the expertise of 2 complimentary PBMs to make the delivery of prescription drugs safer and less expensive for millions of Americans. By blending the combined clinical skills with the behavioral sciences, we will be able to accelerate efforts to promote greater efficiencies in the healthcare system and better protect American families from the rising costs of prescription medications.
Our shared vision is to increase therapy adherence, lower costs and drive to better health outcomes. This combination will truly build on our legacy of innovation, alignment with our clients and patients, and our commitment to making drugs safer and more affordable, and because we are aligned, as we delivered increased value to our clients and patients, our shareholder performance improves. This transaction continues our commitment to strong growth, both organically and through strategic combinations. The merger with Medco will provide the opportunity to accelerate our ability to achieve cost savings for our patients and clients, while improving health outcomes.
One of the keys to our history of building shareholder value has come through successful strategic mergers and acquisitions. Our focus over the years on execution and innovation has enabled us to successfully integrate these businesses, and we use the same discipline approaching this transaction. At this point, I will ask Jeff to discuss the financial aspects of this transaction.

Jeff Hall - Express Scripts Inc — CFO, EVP
Thank you, George. Let me start off by saying that we’ve observed Medco over the years and have worked closely with them on this transaction. It’s clear they share our passion for driving out waste in healthcare, and providing world-class patient care. This merger is consistent with our philosophy on capital deployment; first to fund internal investments, and second, to look for strategic mergers and acquisition. We have funded our internal needs, and so I’m pleased to take you through some of the details of our combination which is expected to generate strong returns on the capital invested.
The name of the combined companies will be Express Scripts Holding Inc, It will be headquartered in St. Louis, Missouri. George Paz will be the Chairman and CEO and the Board will consist of Express Scripts’ existing Board, plus 2 members from Medco’s Board. We will exchange $28.80 in cash and 0.81 shares of Express Scripts’ stock for each share of Medco stock. This results in a purchase price of approximately $29 billion or $71.36 per share, which represents a 28% premium over yesterday’s closing price.
We have committed financing in place for the cash component, and anticipate raising permanent capital in the form of bank debt and bonds. We are committed to maintaining our investment grade rating and we have structured this transaction to do so. At the close of this transaction, Express Scripts shareholders will own 59% of the combined company, and Medco shareholders will own about 41%. We expect the transaction to close in the first half of 2012, subject to regulatory approval. The merger is expected to be slightly accretive in the first full year after closing and moderately accretive after the integration is completed. Based on our due diligence to date, we’ve identified $1 billion of synergy.
In addition, we expect to deliver more than $4 billion of annual cash from operations, once fully integrated. For modeling purposes, we have excluded the United Health Care contract beyond the end of 2012. We have a strong track record of completing acquisitions, integrating them seamlessly, and meeting or exceeding our synergy expectations. In addition to this track record, we have also demonstrated our ability to reduce leverage rapidly, and our expectations for this transaction are no different. At the time of closing, we expect to meet the debt level of 2.9 times EBITDA. We expect to return back to our targeted range of 1 to 2 times, within 18 months of closing. And now, I will turn the call back to George for some final remarks.

George Paz - Express Scripts Inc — Chairman, President and CEO
Thank you, Jeff. We are excited about this outstanding opportunity. This is the seventh major transaction we have made since I joined the Company in 1998, and the third one that is doubling the size of our Company. We believe that this transaction is pro-competition, will reduce health care costs and very much in the public interest. Everyone agrees that our country needs to get a handle on and control it’s healthcare costs, and our priority on behalf of our clients and patients, is to help drive the waste out of the healthcare industry. Reducing costs and improving health outcomes is our primary goal.
This goal is reflected in our business model of aligning our interests with those of our clients and our patients. That is, we make money when they save money. This transaction allows us to accelerate cost savings and improve health outcomes. Given the level of competition in the PBM business, the sophistication of our customers, and their desire to keep their healthcare costs down, and the real benefits arising out of this very exciting transaction, we believe we will work our way successfully through the regulatory approval process.
Being disciplined in our approach to acquisition is a key to our success. Our industry-leading ROIC is proof of our ability to acquire and integrate major acquisitions. The combination with Medco is a continuum of our disciplined approach. Our road map to completion involves completing all required SEC filings, holding special meetings for both sets of stockholders, and working through the regulatory approval process.
We believe this transaction can be completed in the first half of 2012. I want to again share my enthusiasm for this transaction, which validates our differentiated business model, and provides a platform of continued strong growth in the future. At this point, we would be happy to answer any questions. Operator?
QUESTION AND ANSWER

Operator
(Operator Instructions). In the interest of time, we ask that each caller limit him or herself to one question. Thank you. Our first question is coming from Robert Willoughby of Banc of America-Merrill Lynch.

Robert Willoughby - BofA Merrill Lynch — Analyst
George and David, congratulations. One long question for you. The synergy number of $1 billion seems low relative to what Express generated on the Wellpoint deal. Can you give us anything anecdotally, what the $1 billion is comprised of? And secondarily, George, Medco’s in a number of businesses that you have had less interest in, in the past, whether it’s a Medicare PDP or infusion therapy or the international arena. Any preliminary views on your plans for some of those relationships?

George Paz - Express Scripts Inc — Chairman, President and CEO
Robert, I think we have always been very open and always tried to be innovative. I look forward to spending the next couple of months, or next six months or so, or more with David and understanding the opportunities that exist in Europe and his vision on the different businesses they have entered into over the years. What I would tell you at this stage is we are very early on, and we will complete a thorough analysis and determine what is in the best interest of our shareholders and figure out how to enhance value across all lines of our business. From a synergy perspective, I will let Jeff talk to that. Again, we are very preliminary in this process and we look forward to getting more details as the merger evolves.

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Bob, so what we said this morning is based on the due diligence to date, we have identified $1 billion of synergy. I would caveat that by saying, the deal is, at the end of the day is not about cutting costs, it’s about putting two companies together to accelerate cost-reductions for our clients and their members in healthcare, while improving healthcare outcomes for everybody. That is really the primary focus here, and we are excited about the combined capabilities of the two companies to execute on exactly that.

George Paz - Express Scripts Inc — Chairman, President and CEO
And just to pile on real quick, Bob, as you know, our business model of alignment, as we take down those costs for our patients and our clients, we create value for our shareholders. We believe there is tremendous opportunity here, as evidenced in the $1 billion.

Robert Willoughby - BofA Merrill Lynch — Analyst

Thank you.

Operator
The next question comes from Larry Marsh of Barclays Capital.

Larry Marsh - Barclays Capital — Analyst
Thanks, good morning. Also adding congratulations, I certainly didn’t see this one coming. Several things. One, George, could you elaborate on how long you guys have been in any sort of conversation without violating any confidentiality issues. And also, as you think about — I think the $1 billion synergy seems modest, but I think a bigger picture view is, when I think about, with Medco, when United, I guess you’re pulling that out of your numbers, but when they mentioned to you that they were terminating their service agreement, did they confirm that they were bringing that in-house, or have they not suggested this, and I guess, along with that, if they are bringing it in-house, would that be an important argument that you would make to the FTC to show valid and strong competition in the marketplace?

George Paz - Express Scripts Inc — Chairman, President and CEO
I will let Dave speak to the United situation.

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Sure, let me take that first. As you might imagine, the conversations with Express Scripts and the conversations with our client United were on completely independent tracks and came to there own independent conclusion. The announcement relative to United is tied to last week’s conversations with them directly, and our decision that in fact what was left on the table did not meet the needs of our shareholders, so that was an independent decision that we arrived at, and it was very recent and it was announced when our decision was made.

Larry Marsh - Barclays Capital — Analyst
But you don’t know what they’re going to be doing with that business?

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Larry, what I would say is there is plenty of paper trail that is public that indicates what the alternative is they have been thinking about. Without parting words in Steve Hemsley’s mouth, I have to assume that he will go with that other alternative that he has publicly talked about so often, which is take it in-house.

Larry Marsh - Barclays Capital — Analyst
Very good. Thank you for that. And then just the timing of the talks and discussion?

George Paz - Express Scripts Inc — Chairman, President and CEO
Dave and I have been friends for a lot of years, we sit on our trade association Board together, and we have had numerous opportunities to talk in the past. The beauty of our two companies is we share a common passion for taking costs out of the system and improving health outcomes. Often we go at it slightly different, or quite a bit differently, but at the end of the day, by combining those two differences, we create a tremendous synergistic opportunity to take even more cost out, create better value for our patients and clients and drive better outcomes, so we’re very excited about this.

Larry Marsh - Barclays Capital — Analyst

Right, that’s very good, and again, I guess, George, just finally, when you mentioned your argument to the FTC, is being able to drive costs down and share those with your customer, that seems to be an important message here today. What would you respond to a pushback around concentration of mail script volume?

George Paz - Express Scripts Inc — Chairman, President and CEO
I don’t want to deliberate the FTC issues. We are obviously going to work very closely. Take a step back, and say what does America need today more than anything else, we need health care costs that are under control and driving quality. You often hear David speak from a public podium about quality and how important it is, and how important it is to take costs out of the system. We share that common goal.
The FTC is part of the administration which is part of government, which also is very focused on healthcare costs. We are going to work very hard to show the government the value that this brings to patients and members as we drive those costs out of the system, and we wouldn’t be doing this if we didn’t think we didn’t have a very good chance of getting this through. It’s a lot of work, and we don’t need a lot of work to do nothing. We are excited about moving forward.

Operator
The next question comes from Lisa Gill of JPMorgan.

Lisa Gill - JPMorgan Chase & Co. — Analyst
Thanks very much, and good morning. Obviously, congratulations. Dave, it has been great working with you since 2003. George, I’ll be honest, I was thinking, an acquisition maybe in 2014, so obviously, I think all of us were a little surprised. Just a few questions, I guess, around the selling season. Can we maybe just about is the 2012 selling season wrapped up, number one, and number two, if someone is in the decision-making process of I have awarded the business to either Medco or Express, does this open it up for them to come back and perhaps change their decision based on this combined entity? That would be my first question, and then secondly, is there hopes to wrap this up before we get into the 2013 selling season?

George Paz - Express Scripts Inc — Chairman, President and CEO
The answer to the last question first is yes. As far as the selling season is concerned, I prefer to wait to the third quarter. There’s still an awful lot of decisions out there. We are in the middle of renewing clients and selling business and obviously our companies will remain stand-alone and compete vigorously in the marketplace until this transaction closes and I prefer just to hold off on that selling season. As far as clients, our clients always ask for more, and the question is, is the more value we can deliver or cost contractions they need, and hopefully we can deliver more value, and that satisfies their needs.

Lisa Gill - JPMorgan Chase & Co. — Analyst
Obviously there’s a very public dispute between yourself and Walgreen’s around this, do you believe that this potential combination brings them back to the table? This is an awful lot of business for them, should the transaction go through.

George Paz - Express Scripts Inc — Chairman, President and CEO
I did call Greg this morning and gave him a heads-up as to what is going on. I think CEOs do that with each other, once it became public of course, and just let him know that this was coming down, and Greg and I talk, and I am hopeful that we will come to a conclusion on this. We will have to wait and see how that plays out.

Lisa Gill - JPMorgan Chase & Co. — Analyst
Thank you.

Operator
The next question comes from Ross Muken from Deutsche Bank.

Ross Muken - Deutsche Bank — Analyst
Good morning, everyone, and congratulations. Obviously this changes, theoretically, assuming a successful or hopeful close, this changes the competitive landscape in the context of the positioning of the other entities that now exist post the United business going in-house, how do you view on a pro forma basis the strategic positioning of the pro forma asset that you’ve created with the unique capabilities of each of the two businesses as it sort of has to compete in this changed, but still highly competitive landscape of players that look a bit dissimilar to yourselves.

George Paz - Express Scripts Inc — Chairman, President and CEO
To be quite frank with you, this is a great world. There are many, many players out there that offer a different approach to solve healthcare costs that are increasing. One of the problems I have had over the years is my pitch and David’s pitch were pretty similar. We both went after the same thing. We both thought that pharmacogenomics and personalized medicine and attacking member decision-making were the right answers. We were fairly close.
Obviously one of my competitors likes to use the retail drugstore chain as an avenue, another one of my competitors, quite a few of my competitors are in-house PBMs for managed care companies. There is tons of competition out there and the beauty of the world today is we are fairly unique in our offering, but that gives the chooser of our services many, many different options on how to choose which PBM and which process to go with that are trying to get, to lower their cost. I think we are very well defined in the industry.

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Ross, let me add something, it’s Dave. If you think about this strategically at 30,000 feet, I’m talking broader than PBM, I’m talking the healthcare system, I believe you are going to see all sorts of combinations across the spectrum of healthcare as everyone realigns to the new imperatives related to healthcare reform, and to the demands the government is making relative to lowering cost of the healthcare system. I think this combination puts us squarely on the side of a solution to what the government is absolutely going to be pushing for over the next decade. I think you will be surprised at the other healthcare combinations that are encouraged by the incentives and healthcare reform and this is just an alignment that makes enormous sense as you look to the future.

Ross Muken - Deutsche Bank — Analyst
Great, and maybe just one quick follow-up, in terms of the synergies related to the transaction, how should we think about the pacing assuming that midyear or first-half 2011 close in terms of what synergies that were named were easier to capture and should flow through in the early part of the transaction and which would take a longer piece of time?

George Paz - Express Scripts Inc — Chairman, President and CEO
We expect the deal to close in the first half of 2012 and we are sitting here in the second half of 2011. What I prefer to do is defer your question until we get closer to the closing, and see where we are at, and obviously, at that time we will build out the guidance and the models for you.

Ross Muken - Deutsche Bank — Analyst
Great, thanks, George.

Operator

The next question comes from Steven Valiquette of UBS.

Steven Valiquette - UBS — Analyst
Hi, thanks. I’m just trying to get more color on the process with the FTC. Just thinking ahead, it ends up being a borderline case, what are the scenarios. Does it come down to potentially giving up a certain percent of customers, is it just sort of a yes or no with the existing books of business? How does that play out when you think about the FTC?

George Paz - Express Scripts Inc — Chairman, President and CEO
First of all, I don’t share your opinion about a borderline case. I think everything Dave just talked about in healthcare is being delivered in this model of this merger, and I believe it is what America needs, it’s what the patients need, it’s what the clients need. And our job is to provide the information and help the FTC work through this process. As I said earlier, we wouldn’t do this if we didn’t think we could get it done.

Steven Valiquette - UBS — Analyst
So the way it stands right now, you’re not too worried about it from an FTC point of view, is what it boils down to?

George Paz - Express Scripts Inc — Chairman, President and CEO
That’s correct.

Steven Valiquette - UBS — Analyst
Thanks.

Operator
The next question comes from John Kreger of William Blair.

John Kreger - William Blair & Company — Analyst
Hi, thanks very much. Just a follow-up on the synergies and where you think they might come from. George, from your perspective, is there still room, as you’re going to get a lot more scale with this deal, do you still see room to drive additional purchasing opportunities in the channel, and if so, where do you think the biggest opportunities still are?

George Paz - Express Scripts Inc — Chairman, President and CEO
If I take the total cost of goods sold, SG&A and DPC, we are talking about $100 billion of spend. I feel very comfortable there is a lot of opportunities to take costs out of the equation.

John Kreger - William Blair & Company — Analyst
Have you gotten far enough to know what you’re going to do on the system side or facility side?

George Paz - Express Scripts Inc — Chairman, President and CEO

No. We just announced today, John, with that obviously coming. We’ve got to go through that process. Medco, we compete with them every day, they’ve got incredible people, incredible systems and incredible approaches. I’m a little biased but I think I have pretty good ones too. The question is, how do I put them together and get the best of the best? I am confident.
If you look back at DPS, we kept their systems. If you looked at ValueRx, they brought us unique capabilities in mail order. As I go down this list, every one of our acquisitions have been strategic. This one is incredibly strategic to us and they will bring us incredible tools and incredible people and we are just so excited to be uniting these two entities together to take up the excess cost.

John Kreger - William Blair & Company — Analyst
Great, thanks very much.

Operator
The next question comes from Ricky Goldwasser of Morgan Stanley.

Ricky Goldwasser - Morgan Stanley — Analyst
Good morning, and congratulations. Just a follow-up on the synergies, the $1 billion in synergies that you identified early on, assumes consolidating the relationship with your respective distributors?

George Paz - Express Scripts Inc — Chairman, President and CEO
Again, I’m not going to get into where everything is situated now. We are way too early on, we got a lot of work to do. We feel very comfortable with the numbers we have presented and I am just going to leave it at that.

Ricky Goldwasser - Morgan Stanley — Analyst
Okay. In terms of market share of the combined entity of 30%, are we in the ballpark once we factor in taking United out of the Medco equation, is 30% market share a reasonable number to think about?

George Paz - Express Scripts Inc — Chairman, President and CEO
What is the purpose of your question?

Ricky Goldwasser - Morgan Stanley — Analyst
In terms of your market share that the combined companies would cover.

George Paz - Express Scripts Inc — Chairman, President and CEO
There’s a lot of things going on right now, Ricky. We’re in the middle of selling season. There’s a lot of pieces. Why don’t we give you that color as we build toward completion of the merger?

Ricky Goldwasser - Morgan Stanley — Analyst
Okay, thank you.

Operator

The next question comes from Kemp Dolliver of Avondale Partners.

Kemp Dolliver - Avondale Partners — Analyst
Hi, thanks. As a customer, I am trying to determine—.

George Paz - Express Scripts Inc — Chairman, President and CEO
We both appreciate that, by the way.

Kemp Dolliver - Avondale Partners — Analyst
Excellent. The cost savings story is pretty straightforward, as it’s been with other deals, but beyond that, given — George, you talked about very similar philosophies, but yet there are things that both companies have done that have been very different approach, and essentially when the rubber meets the road, have come across differently to the member. Can you talk just a little bit about what the combined entity is going to do, one or two things that you wouldn’t have done, George, on your own?

George Paz - Express Scripts Inc — Chairman, President and CEO
That’s pretty easy. David has built one tremendously good model of a disease-centric focus, through the TRCs, and what he has been able to accomplish through that focus in improving people’s health outcomes is quite incredible. We went a different path, we went around with the consumer side, and if I can now take that disease-centric focus and couple it with understanding the behavioral aspects of the human being, and put those two together, I think we have got a powerhouse for people keeping adherent, for tracking their needs, and delivering incredible value for that patient. At the end of the day, when we deliver value to each and every one of our patients, that rolls up to an incredible savings for our clients, which is what it’s all about.

Kemp Dolliver - Avondale Partners — Analyst
Thank you.

George Paz - Express Scripts Inc — Chairman, President and CEO
Why don’t we take one more question and then we will end there.

Operator
Our next question comes from Tom Gallucci of Lazard Capital Markets.

Tom Gallucci - Lazard Capital Markets — Analyst
Good morning. Congrats to you guys. George, you mentioned the long history there of Express and doing consolidation, having doubled the Company three times in the last 12 or 13 years, as you head into a deal like this can you highlight for us some of the things in terms of integration that you think is similar to the types of things you have done in the past, and maybe how this deal or Medco may be a little different?

George Paz - Express Scripts Inc — Chairman, President and CEO
We’re going to cancel everyone’s vacation to start with. We know what they’re doing over the summer, now. Everyone has got a challenge. I think this one actually is big, it’s complex, but Dave and his team have done an incredible job of keeping on one platform and keeping it disciplined. When we looked at some of our deals, especially going back to the ValueRx deal, I think we bought a company that was 9 standalone entities running 11 platforms, and many of them, did not have great processes and that was a challenge to say the least.
We have learned a lot as we rolled those together. There is always similarities, there’s always differences. At the end of the day, the only thing that matters is patient satisfaction and client savings, and we will make every move and every step with those two goals in mind and we are confident we will be able to deliver a combined company in reasonable short order.

Tom Gallucci - Lazard Capital Markets — Analyst
Thanks a lot for the comments.

George Paz - Express Scripts Inc — Chairman, President and CEO
Thank you everyone for joining us. Dave, any last words?

Dave Snow - Medco Health Solutions, Inc. — Chairman, CEO
Thanks for joining us, everybody, and stay tuned because I believe this will be very exciting.

George Paz - Express Scripts Inc — Chairman, President and CEO
I thank you all for your questions and comments and we look forward to talking to you again in the near future. Thank you.

Operator
This concludes today’s teleconference. Please disconnect your lines at this time and have a wonderful day.

FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
▪	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

▪	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

▪	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

▪	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

▪	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

▪	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

▪	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

▪	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

▪	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

▪	Changes in industry pricing benchmarks;

▪	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

▪	Our failure to execute on, or other issues arising under, certain key client contracts;

▪	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
▪	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the transaction with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

▪	The ability to obtain governmental approvals of the transaction with Medco;

▪	Uncertainty as to the actual value of total consideration to be paid in the transaction with Medco;

▪	Failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

▪	Uncertainty as to the long-term value of Express Scripts Holding Company (formerly known as Aristotle Holding, Inc.) common shares;

▪	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

▪	The expected amount and timing of cost savings and operating synergies; and

▪	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the transaction.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.